[CAPITAL SOUTHWEST CORPORATION LETTERHEAD]

October 23, 2017

BY EDGAR

Jay Williamson

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

RE:	Capital Southwest Corporation
Registration Statement on Form N-2
Filed September 8, 2017
File No. 333-220385

Ladies and Gentlemen:

Capital Southwest Corporation (the “Company”) today filed with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form N-2 (Registration No. 333-220385) (as amended, the “Registration Statement”). In addition, set forth below are the Company’s responses to the comments of the staff of the Division of Investment Management of the Commission (the “Staff”) contained in the letter dated October 6, 2017. For ease of reference, the text of the Staff’s comments are included in bold-face type below, followed in each case by the Company’s response. Except as otherwise provided, page references included in the body of the Company’s responses are to pages in Amendment No. 1.

General

1.	Please confirm that there are no agreements or understandings by which you guarantee or otherwise obligate yourself to make payments on the debts owed by I-45 SLF LLC.

Response:    The Company confirms that there are no agreements or understandings by which the Company guarantees or otherwise obligates itself to make payments on the debts owed by I-45 SLF LLC.

United States Securities and Exchange Commission

October 23, 2017

Prospectus Summary, page 1

2.	On page two you indicate that certain investments may be secured by a “silent” second lien on the assets of a portfolio company. Please explain what a silent second lien is and discuss any material implications for the fund associated with investing in silent second lien loans.

Response:    The Company advises the Staff that in an effort to enhance the collectability in the event of a default of a subordinated debt investment, the Company sometimes negotiates a “silent” second lien. In a “silent” second lien, the Company obtains a perfected second lien security interest in the assets of the borrower, but the intercreditor agreement with the first lien lender otherwise looks similar to a typical unsecured mezzanine investment, where the first lien lender has the right to block payment of the mezzanine interest upon a covenant default. Because the Company has few subordinated debt investments, the Company has removed the reference to “silent” second lien on pages 2 and 38 to avoid confusion.

3.	On page two you state your belief that your investment strategy with respect to LMM companies has limited correlation to the broader debt and equity markets. Please tell us the basis for your belief.

Response:    In response to the Staff’s comment, the Company has removed the disclosure on pages 2 and 38.

Fees and Expenses, page 9

4.	Footnote three indicates that the expenses associated with administering your DRIP are included in operating expenses. We are aware that some plans assess shareholders fees when they sell DRIP shares. Please revise footnote three to disclose any fees shareholders would pay, directly or indirectly, as a result of participating in the DRIP.

Response:    The Company advises the Staff that the Company’s DRIP does not allow shareholders to sell shares through the DRIP. The Company further advises the Staff that it has revised footnote three on page 10 to disclose that if a Company shareholder wishes to sell shares they would be required to select a broker of their choice and pay any fees or other costs associated with the sale.

United States Securities and Exchange Commission

October 23, 2017

Risk Factors, page 11

5.	On page 16 you include a risk factor addressing potential indemnification liabilities you may have to CSWI. Please tell us whether you currently have any indemnification obligation to CSWI. To the extent you do, please tell us what the obligation is and how you treat it for purposes of complying with Section 18 under the Investment Company Act.

Response:    The Company advises the Staff that in September 2015, the Company spun off certain of its industrial products businesses through the pro rata distribution of shares of CSW Industrials, Inc. (“CSWI”) to holders of the Company’s common stock (the “Share Distribution”). As part of the Share Distribution, the Company entered into a Distribution Agreement (the “Distribution Agreement”), a Tax Matters Agreement (the “Tax Matters Agreement”) and an Employee Matters Agreement (the “Employee Matters Agreement,” and, together with the Distribution Agreement and Tax Matters Agreement, the “Share Distribution Agreements”) with CSWI.

Pursuant to the Share Distribution Agreements, the Company and CSWI each agreed to indemnify the other for liabilities arising out of the ownership or operation of their respective businesses, as conducted at any time prior to, on or after the date of the Share Distribution or for any breach of its obligation under the Share Distribution Agreements.

The Company further advises the Staff that as of the date of this letter, no claims for indemnification have been made by either CSWI or the Company under the Share Distribution Agreements. In addition, as of the date of this letter the Company is not aware of any fact or circumstance that would give rise to any indemnification claim by either the Company or CSWI. The Company does not believe its indemnification obligations implicate Section 18 under the Investment Company Act. These indemnification obligations should not be viewed as senior securities or raising senior security issues. To address the current indemnification obligations the Company has revised the applicable risk factors on page 18.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Investment Portfolio Composition, page 37

6.	Please consider disclosing the percentage of loans at floating versus fixed rates in one of the tables included in this section.

Response:    In response to the Staff’s comment, the Company has revised page 41 to disclose the percentage of loans at floating versus fixed rates.

7.	Please add disclosure explaining what “Weighed average leverage through CSWC security” means and how management uses the metric in evaluating its portfolio and investments.

Response:    In response to the Staff’s comment, the Company has revised pages 41 and 42 to explain the meaning of “weighted average leverage through CSWC.” In addition, the Company has revised pages 41 and 42 to disclose that management uses this metric as a guide to evaluate relative risk of its position in each portfolio debt investment.

United States Securities and Exchange Commission

October 23, 2017

8.	Footnote 1 to your table on page 39 indicates that you have included loans structured as first lien last out loans as first lien loans in your table. If material, please revise your footnote to disclose the amount of first lien last out loans included in the table.

Response:    In response to the Staff’s comment, the Company has revised page 42 to disclose the dollar amount of first lien last out loans included in the table.

Results of Operations, page 41

Comparison of years ended March 31, 2017 and March 31, 2016, page 43

9.	We note you attribute part of the increase in investment income to a $7.9 million increase in interest income generated from your debt investments however it is unclear why your debt investment income increased period over period. For example was the increase due to higher interest rates on existing loans, an increase in the amount of loans, or some other factors? Please revise to address, in both quantitative and qualitative terms, the underlying business or economic reasons for material changes in your results of operations.

Response:    In response to the Staff’s comment, the Company has revised page 46 to disclose in both quantitative and qualitative terms the underlying business or economic reasons for material changes in its results of operations.

10.	Your disclosure indicates that you recorded a net increase in unrealized appreciation totaling $7.7 million, which consisted of $15.1 million in unrealized appreciation and the reversal of $7.1 million in net unrealized appreciation. To the extent that a change in any portfolio value was individually material to your financial results, please specifically identify the holding and address the underlying reason(s) causing the change in value. In addition, if there are any known material trends impacting your portfolio as a whole, please address how such trends impact your results, including changes in unrealized appreciation/depreciation.

Response:    In response to the Staff’s comment, the Company has revised page 47 to disclose material changes in individual portfolio values. The Company further advises the Staff that it is not aware of any known material trends impacting its portfolio as a whole. There is no known material trend impacting the Company’s portfolio as a whole due to the distribution of investments across a range of industries and geographic regions of the United States.

United States Securities and Exchange Commission

October 23, 2017

Off-Balance Sheet Arrangements, page 46

11.	On page 46 you indicate that you may be party to financial instruments with off-balance sheet risk and these instruments may include commitments to extend credit and fund equity capital …” You then disclose that you have approximately $3.2 million in uncalled equity capital commitments. Are these your only unfunded obligations? If so, revise to clarify. If not, please disclose your total unfunded commitments. In addition, please confirm that you reasonably believe your assets will provide adequate cover to allow you to satisfy your unfunded commitments, and explain to us the basis for your belief.

Response:    In response to the Staff’s comment, the Company has revised page 50 to confirm that the approximately $3.2 million in outstanding commitments related to equity capital commitments to I-45 SLF are the Company’s only unfunded obligations. The Company has further revised page 50 to confirm that it reasonably believes the Company has sufficient assets to satisfy its unfunded commitments because of cash and cash equivalents as well as available borrowings under its credit facility as of March 31, 2017 and June 30, 2017, respectively.

Description of our Debt Securities, page 90

12.	Please provide us with a representation that you will not use the term “senior” with respect to debt securities offered under this registration statement unless the debt will be senior in priority to other outstanding company debt.

Response:    The Company represents on a supplemental basis that the Company will not use the term senior with respect to future offerings of the Company’s debt securities unless the debt will be senior in priority to other outstanding debt of the Company.

United States Securities and Exchange Commission

October 23, 2017

13.	Please note our expectation that, in any debt offering pursuant to a prospectus supplement, the outside front cover of the prospectus supplement should, as applicable:

•	Disclose that the debt securities are “structurally subordinated” and are “effectively subordinated” to all existing and future indebtedness of the Company and other obligations of its subsidiaries, financing vehicles, credit and similar facilities;

•	Explain, in plain English, the significance of the debt securities being structurally and effectively subordinated, specifically highlighting how such subordination affects the rights and priorities of the holders of the debt securities;

•	Disclose the approximate dollar amounts of all liabilities and obligations to which the debt securities being offered are, respectively, pari passu, structurally subordinated and effectively subordinated;

•	Disclose whether any of the Company’s existing indebtedness will be subordinated to the debt securities being offering; and,

•	State whether there is any current intention to issue additional debt securities, including a statement whether such securities will be senior or subordinated to the debt securities being offered.

Response:    The Company confirms that it will comply with this comment in any offering of debt securities pursuant to a prospectus supplement.

14.	Please confirm whether you intend to issue debt securities within one year from the effective date of this registration statement. If you do, please reflect the expected borrowing costs in the Fees and Expenses table. Any change in your intention to issue debt securities at the time of an offering should be reflected in the Fees and Expenses table of the relevant prospectus supplement.

Response:    In response to the Staff’s comment, the Company advises the Staff that the Company’s management and board may determine that it is in the best interest of the Company to issue debt securities in the next 12 months. Accordingly, the Company has revised the disclosure in the Fees and Expenses table on pages 10 and 11.

15.	Please file a pro-forma copy of a supplement that you intend to use in connection with an offering of your debt securities.

Response:    The Company has filed a pro-forma copy of a debt securities supplement with the Registration Statement as Exhibit 99.3.

Exhibits

16.	We note that you have not filed certain required exhibits. Please note that we review, and frequently comment upon, the exhibits. Please allow sufficient time for us to do so.

Response:    The Company has filed all required exhibits with the revised Registration Statement.

United States Securities and Exchange Commission

October 23, 2017

Exhibit (L)

17.	Currently your legality opinion contains a number of assumptions that are inappropriate and inconsistent with the guidance contained in Staff Legal Bulletin 19 (October 14, 2011). Please confirm your intention to file clean legal opinions in connection with any shelf takedown.

Response:    The Company undertakes that in connection with each future offering of securities to file an unqualified legality opinion and related consent of counsel (which are consistent with the views set forth in Staff Legal Bulletin No. 19) and remove the present opinion assumptions in a post-effective amendment to the Registration Statement.

Accounting Comments

Fees and Expenses (Page 9)

18.	For purposes of calculating acquired fund fees and expenses, the annual operating expenses should be used in the calculation. Please update the ratio to include all operating expenses or explain the rationale for excluding interest and interest related expenses of the underlying acquiring funds. See Item 3.10.d. of Form N-2.

Response:    In response to the Staff’s comment, the Company has revised page 10 to update the acquired fund fees and expenses ratio. The Company has also revised footnote 8 on page 10.

Financial Statements

19.	With regard to the Report of the Independent Registered Public Accounting Firm on page F-41, please confirm that the audit included confirmation of the securities owned by the Company as of March 31, 2017. In future audit opinions, please include a statement that the audit procedures included confirmation of securities owned as of the year end by correspondence with the custodian and brokers or by other appropriate auditing procedures where replies from brokers were not received.

Response:    The Company confirms that the audit included confirmation of the securities owned by the Company as of March 31, 2017. The Company also undertakes that future audit opinions will include a statement that the audit procedures included confirmation of securities owned as of the year end by correspondence with the custodian and brokers or by other appropriate auditing procedures where replies from brokers were not received.

20.	On a prospective basis, please include a line item on the Consolidated Statements of Assets and Liabilities on page F-42 for “Commitments and Contingencies,” along with a reference directing the reader to the related footnote in the Company’s Notes to Financial Statements (i.e., Note 12). See Regulation S-X Rule 6-04.15.

Response:    The Company represents that in the future it will include a line item on the Consolidated Statements of Assets and Liabilities for “Commitments and Contingencies,” with a reference directing the reader to the related footnote in the Company’s Notes to Financial Statements (i.e., Note 12).

United States Securities and Exchange Commission

October 23, 2017

21.	On page F-47, please confirm that the Company performed an analysis as to whether the disclosure requirements of Rules 3-09 or 4-08(g) of Regulation S-X should be applied to its investment in Titanliner, Inc.

Response:    The Company confirms that it performed an analysis as to whether the disclosure requirements of Rules 3-09 or 4-08(g) of Regulation S-X should be applied to its investment in Titanliner, Inc. Other than as disclosed, there are no investments that would require such disclosure.

22.	On page F-48, in footnote 9, in future filings, please include the percentage of non-qualifying assets as of the report date.

Response:    The Company represents that in future filings it will include the percentage of non-qualifying assets as of the report date on the Consolidated Schedule of Investments.

23.	Page F-48 describes first lien last out term loans. Please supplementally describe the accounting treatment of the debt and related agreement amongst lenders. Specifically, describe the unit of account and if these instruments are accounted for separately. Further, describe if the debt instrument can be sold separately and apart from the agreement with other lenders.

Response:    The Company advises the Staff that in regard to the first lien last out term loans, there are two existing investments — AG Kings Holdings and Elite SEM, Inc. Regarding AG Kings Holdings, the Company purchased the loan from a syndicate and did not structure the transfer. Regarding Elite SEM, Inc. there was no transfer of a financial asset under ASC 860 because both the third-party lender and the Company were parties to the original credit agreement and each made a separate loan directly to the borrower. The first and last out positions, created under the concurrent agreement among lenders referenced in the Credit Agreement, were separate units of account and part of the original debt structure. Any value related to the separate agreement among lenders is captured in the valuation of the investment as it takes into account the payment subordination as further described in Comment No. 24 below. As these are not transfers of a financial asset under ASC 860, considerations regarding whether the debt instrument can be sold separately and apart from the agreement with other lenders impacting the analysis under ASC 860-10-40-5 are not applicable.

United States Securities and Exchange Commission

October 23, 2017

24.	With regard to the investments that are structured as a first lien last out term loan as described on page F-48, please provide in correspondence the accounting policy for such investments including how the valuation of these investments takes into account the payment prioritization/payment waterfalls and the impact of the arrangements on the calculation of interest income under the effective interest method.

Response:    The Company advises the Staff that the Company uses the same valuation methodology for a first lien last out investments as with the Company’s other debt investments. The Company uses a market-based approach to assess the total enterprise value of the portfolio company in order to evaluate the enterprise value coverage of the Company’s debt investment. After enterprise value coverage is determined, an income approach using a discounted cash flow analysis is employed to estimate the fair value of the investment. Under the income approach, the key assumption in the valuation of a given debt investment is the selection of the required market yield for that investment. In determining the required market yield of a first lien last out investment using the income approach, the Company considers factors such as payment subordination, which would generally indicate the required market yield of a first lien last out investment is higher than a similar first lien investment. We believe our valuation methodology captures the risk associated with first lien last out investments through the selection of the required market yield.

Interest income is calculated the same as the Company’s other debt investments and is recorded on the accrual basis to the extent amounts are expected to be collected. Discounts and premiums received to par on loans purchased are capitalized and accreted or amortized into income over the life of the loan using the effective interest method. The interest rate is determined according to the terms for the last out loan in the executed credit agreement and agreement among lenders.

25.	Page F-67 describes the accounting treatment of federal taxes related to deemed distributions. Please explain how the accounting treatment of federal taxes as a component of capital as opposed to expense aligns with the guidance in Article 6-07 of Regulation S-X. Also, please see the AICPA Expert Panel Meeting Highlights from March 30, 2006 and December 15, 2009 as an additional reference on the accounting for deemed distributions and federal taxes.

Response:    The Company advises the Staff that in regard to the accounting treatment for federal taxes related to deemed distributions, our accounting treatment is that when the Company elects to retain realized capital gains and designate such gains as a deemed distribution to shareholders in accordance with section 852(b)(3)(D) of the Internal Revenue Code, it shall, on the last day of its taxable year, make accrual for taxes on such undistributed capital gains realized during such year. The Company has historically treated such taxes as a transaction with its investors.

The Company reviewed AICPA Investment Companies Guide, paragraph 6.40:

A RIC may retain all or any portion of its net capital gain and elect to have shareholders include the gain in their taxable income as though a capital gain dividend had been paid. In such a case, the RIC will pay corporate income tax (currently 35 percent) on the undistributed net capital gain within 30 days of its year-end and notify shareholders within 60 days of the RIC’s tax year-end of the allocable retained capital gain

United States Securities and Exchange Commission

October 23, 2017

and related income tax paid (IRC Sections 852(b)(3)(D)(i) and (iv)). The gain is treated as long term capital gain, and the tax is treated as a tax payment by the shareholders (IRC Section 852(b)(3)(D)(ii)). Each shareholder is entitled to increase the basis of his or her shares by a percentage (currently 65 percent) of the deemed distribution (IRC Section 852(b)(3)(D)(iii)). Notification must be provided to shareholders on Form 2439 (Treasury Regulation 1.852-9).

The Company confirms that we provided notification to shareholders as required by the guidance cited above within the required timeframe, as such, these federal taxes were treated as a component of capital as noted by the Staff.

The Company concluded this accounting treatment was appropriate due to the guidance cited above as well as Example 35: Attribution of Income Taxes to the Entity or Its Owners in ASC 740-10-55. This example illustrates a similar fact pattern and concludes the income taxes should be treated as a transaction with the owners, thus, supporting treatment of the taxes as a component of capital.

Additionally, the Company notes our analysis and current accounting treatment are consistent with our response on November 6, 2015 to a prior comment received from the SEC. The comment and response are as follows:

Comment 7: Does the Company have a provision for income taxes on the gain/loss related to its distributions on investments? If so, please include line items in future filings on the Consolidated Statement of Operations showing the income tax applicable to this gain/loss and the net gain/loss.

We have a provision for income taxes on realized gain/loss. Since it was a deemed capital gain distribution for the year, it was included under the Distribution line item under the Consolidated Statements of Changes in Net Assets. The Company respectfully informs the Staff that it believes this disclosure is appropriately made on the Consolidated Statements of Changes in Net Assets instead of the Consolidated Statements of Operations.

As noted by the Staff, the Company treats these federal taxes as a component of capital (and not expense) due to the fact that these are taxes paid on behalf of the shareholders. Based on the Company’s review of the above referenced AICPA Expert Panel Meeting Highlights and discussions with our Audit Committee, our predecessor auditor, and our legal counsel, the Company has concluded that the historical accounting treatment was appropriate; however, it will make an accounting policy change in accordance with ASC 250 and, on a prospective basis, recognize any federal tax on deemed distributions in future periods in the statement of operations.

* * * * * * *

United States Securities and Exchange Commission

October 23, 2017

If you have any questions, please feel free to contact me at 214.884.3829 or David A. Kern, the Company’s outside legal counsel, at 214.969.4536. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael S. Sarner
Michael S. Sarner
Chief Financial Officer, Secretary and Treasurer

cc:	James E. O’Bannon, Partner, Jones Day
David A. Kern, Partner, Jones Day